April 26, 2006

Perry Hindin
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re: Schick Technologies, Inc.
Preliminary Proxy Materials
File No. 0-22673

Dear Mr. Hindin:

        On behalf of Schick Technologies, Inc., a Delaware corporation ("Schick" or the "Company"), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated April 21, 2006 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above Schick's responses. To aid the Staff with its review, we have enclosed four courtesy copies of the revised Preliminary Proxy Statement (the "Proxy Statement") as filed on the date hereof, marked to show changes from Schick's Proxy Statement filed with the Commission on April 7, 2006.

Debt Covenant Compliance, page 19

1.
Please disclose Sirona's ratio of cashflow to net debt service.

        The requested disclosure has been added to pages 19 to 21 of the Proxy Statement and conforming changes have been made to page 102.

Opinion of Schick's Financial Advisor, page 48

2.
Please refer to prior comment 4. Please discuss all material analyses of the financial advisor.

        The requested discussion has been added to pages 53 and 57 of the Proxy Statement.

Voting Agreement, page 75

3.
Please complete the blanks in this paragraph.

        The requested revision has been made to page 79 of the Proxy Statement.

Management's Discussion and Analysis of Financial Condition and Results of Sirona, page 82

Three Months Ended December 31, 2005 Compared to Three Months Ended December 31, 2004

4.
We note your response to prior comment 11. We re-issue the previous comment requesting you to include a comparative discussion of the three-month period ended December 31, 2005 to the three-month period ended September 30, 2005. Within your discussion, you should explain the reasons why the first quarter of your fiscal year is stronger than your last quarter of your latest fiscal year by discussing the seasonality of your business.

        The requested revision has been made to include a comparative discussion of the three month-period ended December 31, 2005 to the three-month period ended September 30, 2005 beginning on page 90 of the Proxy Statement.

Unaudited Pro Forma Consolidated Financial Statements, page 107

General

5.
Please update the pro forma financial statements as necessary to comply with Article 11 of Regulation S-X at the effective date of the proxy statement.

        The Company is aware of the requirement to update the pro forma financial statements for purposes of the Proxy Statement. The Company proposes to change its year-end from March 31 to September 30 to coincide with the current year-end of Sirona, the accounting acquirer, as disclosed on page 116 of the Proxy Statement. In addition, the Company determined that Sirona meets the definition of a foreign business in Rule 1-02(l) of Regulation S-X. The Company analyzed the age requirements for pro forma financial information in accordance with Rule 3-12(f) of Regulation S-X and the discussion on Issue 4 on the agenda of the AICPA International Practices Task Force meeting of March 9, 2004, which provides specific guidance on the reporting requirements involving a reverse acquisition of a U.S. reporting issuer by a nonreporting foreign business. Based on that guidance, the Company determined that the pro forma income statement for the fiscal year ended September 30, 2005 and the subsequent interim period ended December 31, 2005 and the pro forma balance sheet as of December 31, 2005 meet the reporting requirements and will not require updating as long as the age requirements of Item 8 of Form 20-F are met and the pro forma financial statements are current to the most recently filed financial statements of Schick. We expect that the Proxy Statement will be mailed within nine months of the end of the last audited financial year of Sirona and before the annual report on Form 10-K for Schick is required to be filed. Therefore, we have concluded that an updating is currently not required to comply with Article 11 of Regulation S-X assuming a mailing date in May 2006. Moreover, as the Company intends to mail the Proxy Statement no later than May 12, 2006, the Company believes that, under Rule 3-12 of Regulation S-X, there would be no requirement to provide more recent pro forma financial statements even if Sirona were a domestic company.

        However, the pro forma financial statements have been updated to reflect a more current Schick stock price for purposes of calculating the unearned stock compensation in the Schick Transaction. The requested revisions have been made to the pro forma financial statements beginning on page 116 of the Proxy Statement.

Index to Consolidated Financial Statements of Sirona, page F-1

General

6.
Please update the financial statements as necessary to comply with Rule 3-05 of Regulation S-X at the effective date of the proxy statement.

        The Company confirms that the Proxy Statement will not be updated to include interim financial statements for Sirona's quarters ended March 31, 2006 and 2005 unless the mailing date of the Proxy Statement is after June 14, 2006. Rule 3-12(f) of Regulation S-X provides that the age of financial statements for an acquired foreign business shall be determined by reference to Item 8.A of Form 20-F. Paragraph 5 of Item 8A provides that if the audited financial statements are more than nine months old, interim financial statements including the first six months of the fiscal year shall be included. This rule would therefore not require the inclusion of interim financial statements for the six month periods ended March 31, 2006 and 2005 assuming the Proxy Statement is mailed in May 2006. Moreover, as the Company intends to mail the Proxy Statement no later than May 12, 2006, the Company believes that, under Rule 3-12 of Regulation S-X, there would be no requirement to provide more recent interim financial statements even if Sirona were a domestic company.

        To the extent Sirona has otherwise published financial statements for the interim period ended March 31, 2006 prior to the mailing date of the proxy statement, the Company confirms that it would include such updated Sirona financial statements in the Proxy Statement.

Sirona Holding GMBH & Subsidiaries Consolidated Interim Financial Statements, page F-2

Notes to the Financial Statements, page F-6

7.
We note that you restated your interim financial statements as of and for the three months ended December 31, 2005 and provided certain disclosures required by paragraphs 36-37 of APB 20. However, we do not see where you have included disclosure of the per share effects of the restatement. As such, please revise your disclosure to include all disclosures required by paragraph 37 of APB 20.

        The Company respectfully advises the Staff that Sirona does not meet the scope requirements of paragraph 6 of Financial Accounting Standard No. 128, Earnings per Share, as Sirona does not have securities traded in a public market. We understand that the Staff of the SEC has a long-standing practice of acknowledging that financial statements of private companies required by Rule 3-05 of Regulation S-X do not need to provide all disclosure required for public companies, with a specific reference to earnings per share disclosure as an example in the SEC Staff Training Manual, Topic Two, I.A.3. The AICPA SEC Regulations Committee revisited this issue at its meeting on April 8, 2004 and confirmed the Staff's exception. As such, Sirona does not present earnings per share in its financial statements and therefore has not presented the disclosures required by paragraph 37 of APB 20. The Company notes, however, that the pro forma earnings per share presented on page 24 of the Proxy Statement were updated to reflect to impact of the restatement. Additionally, per the Company's response to the Staff on April 7, 2006, the Company and Sirona have removed the restatement disclosure from the Proxy Statement.

Sirona Holding GMBH & Subsidiaries Consolidated Annual Financial Statements, F-12

Revenue Recognition, page F-20

8.
We note your response to prior comment 38. Based on your response and the revised disclosure on page F-21, please address the following:

•
We note from your response that you consider the hardware portion of the CEREC product to be "software-related." Please revise your disclosure in Note 2 to clearly indicate that you have determined the hardware is software-related and briefly explain why. Refer to the guidance provided in EITF 03-5.

        The requested revision has been made to page F-21 of the Proxy Statement.

  •
  We note that you state that you have vendor-specific objective evidence of the fair value of the undelivered elements (the service contract), which you have established using the price charged when the undelivered elements are sold separately. Please tell us and revise the description of your business on page 76 to clearly describe the nature of the services included in the service contract. Clarify whether the service contract covers both the hardware and software, or just one of those elements.

        The Company respectfully advises the Staff that Sirona offers a service contract on its CEREC product which includes software updates and upgrades on a when and if available basis and maintenance on hardware whose functionality is dependent on the software and for which software is integral (i.e. software-related hardware). The requested revisions have been made to page 81 of the Proxy Statement.

  •
  With respect to the service contract, please clarify for us if the price charged when the undelivered elements are sold separately refers to renewal rates offered to your customers.

        The Company respectfully advises the Staff that with respect to the service contracts, the VSOE has not been established based on renewal rates stated in the contract. Instead, VSOE has been established based on the standard price at which the service contract is sold to third party customers who have purchased the service contract in periods after these customers have purchased the CEREC unit. The Company periodically evaluates the price at which service contracts are sold and updates VSOE based on current pricing.

  •
  You state that you have vendor specific objective evidence of the fair value of the CEREC product based on the price charged for that product when it is sold by itself in stand-alone transactions. Please tell us the quantity of CEREC units sold on a stand-alone basis that included the hardware and software elements but did not include any service or other elements. Describe to us the circumstances under which you have sold such units in past periods.

        The Company respectfully advises the Staff that Sirona has sold more than 550 CEREC units on a stand-alone basis during the past three fiscal years, with more than 400 units sold on a stand-alone basis in fiscal year 2005. All of these CEREC units have been sold to third parties who have declined entering into the service contract.

Note 4. Leveraged Buy-Out Transactions, page F-27

9.
Please refer to prior comments 42 and 47. Please revise this note to include disclosure of the method used to estimate the fair value of the trademarks as indicated in your response to prior comment 42.

        The requested revision has been made to pages F-29 and F-31 of the Proxy Statement.

10.
Please refer to prior comment 45. We note from your response that you allocated $33.8 million of your purchase price to in-process research and development expense (IPRD) and that you do not believe this amount allocated to IPRD is material since it only represents 2.7% of the total assets acquired and 6% of the purchase price. However, we note that IPRD represents 73.4% of your net income for the period July 1, 2005 to September 30, 2005. Further, your response indicates that you estimate that you will incur future costs totaling $23 million into calendar year 2007 relating to completion of these projects. As such, it appears that these items have had and will continue to have a material impact on your operations. Please provide us with your detailed analysis to support your conclusion that the IPRD is not material. Please note that you should assess the materiality of the charge on the basis of your results of operations. For guidance on analyzing materiality, please refer to SAB 99. Alternatively, please revise this note and MD&A to include the disclosures previously requested.

        The requested revision has been made to pages 91 to 92 and F-28 of the Proxy Statement.

        We hereby confirm to you the Company's acknowledgement of the following matters:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any further questions or need any further information regarding this filing, please contact the undersigned at (212) 415-9311 or Kevin Tang at (212) 735-0794.

Sincerely,
/s/ JOHN B. WADE, III John B. Wade, III
cc:
Jeffrey T. Slovin, Schick Technologies, Inc.
Zvi Raskin, Schick Technologies, Inc.
Jost Fischer, Sirona Holding GmbH
Simone Blank, Sirona Holding GmbH
James S. Rowe, Kirkland & Ellis LLP
Carol Anne Huff, Kirkland & Ellis LLP
Nanci Prado, Dorsey & Whitney LLP